UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

ANADYS PHARMACEUTICALS, INC.

(Name of Subject Company)

ANADYS PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

03252Q408

(CUSIP Number of Class of Securities)

Steve Worland, Ph.D.

President and Chief Executive Officer

Anadys Pharmaceuticals, Inc.

5871 Oberlin Drive, Suite 200

San Diego, CA 92121

(858) 530-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Thomas A. Coll, Esq.

Barbara L. Borden, Esq.

Steve Przesmicki, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of Anadys Pharmaceuticals, Inc. (the “Company”) by Hoffmann-La Roche Inc. (“Roche”) pursuant to the terms of an Agreement and Plan of Merger, dated October 16, 2011, by and among the Company, Roche, Bryce Acquisition Corporation, a wholly owned subsidiary of Roche and, solely for the purposes set forth therein, Roche Holdings, Inc., the parent of Roche:

(i) press release dated October 17, 2011 issued by the Company on October 16, 2011 Pacific Time; and

(ii) email message to Company employees from Steve Worland, President and Chief Executive Officer, distributed on October 16, 2011.

Anadys Announces Agreement to be Acquired by Roche

Acquisition aims to expand future treatment options for hepatitis C patients

San Diego, October 17, 2011 — Anadys Pharmaceuticals, Inc. (NASDAQ: ANDS) today announced that it has entered into a definitive merger agreement to be acquired by Roche (SIX: RO, ROG; OTCQX: RHHBY). Under the terms of the merger agreement, Roche will commence an all cash tender offer for all outstanding shares of common stock of Anadys at USD 3.70 per share.

The USD 3.70 per share cash offer price represents a 256% premium over the closing price of USD 1.04 on October 14, 2011.

Steve Worland, President and Chief Executive Officer of Anadys, said: “Since Anadys’ formation, our focus has been on driving forward research and development that would make a real difference to the lives of patients, especially those with hepatitis. With Roche’s considerable capabilities and experience in HCV, we believe this acquisition provides the best chance of success for the new potential treatments to reach patients. I would like to thank all our contributors for their dedicated efforts to advance the compounds to their current position.”

Jean-Jacques Garaud, Global Head of Roche Pharma Research and Early Development, said:

“This acquisition augments Roche’s already strong HCV portfolio. Our aim is to offer physicians and hepatitis patients a powerful combination of therapies that bring us closer to a cure, even without the use of interferon. Anadys’ compounds provide additional modes of action that could lead to interferon-free treatment regimens without viral resistance.”

Anadys’ Board of Directors determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Anadys and its stockholders, and recommends that Anadys’ stockholders tender their shares and, if necessary, adopt the merger agreement.

Each of Anadys’ directors and executive officers has agreed to tender their shares in the offer.

The closing of the tender offer will be subject to the tender of a number of shares that, together with the shares owned by Roche, represent a majority of the total number of outstanding shares (assuming the exercise of all vested and unvested options and warrants having an exercise price per share less than the tender offer price) and other customary conditions. In addition, the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The tender offer is expected to close within the fourth quarter of 2011.

The terms and conditions of the tender offer will be described in the tender offer documents, which will be filed with the U.S. Securities and Exchange Commission (“SEC”).

Lazard is acting as financial advisor to Anadys and Cooley LLP is serving as Anadys’ legal advisor.

About Anadys

Anadys Pharmaceuticals, Inc. is a biopharmaceutical company dedicated to improving patient care by developing novel medicines for the treatment of hepatitis C. The Company believes hepatitis C represents a large unmet medical need in which meaningful improvements in treatment outcomes may be attainable with the introduction of new medicines. Anadys is conducting a Phase IIb study of setrobuvir (ANA598), the Company’s DAA, added to current standard of care for the treatment of hepatitis C. The Company is also developing ANA773, the Company’s oral, small-molecule inducer of endogenous interferons that acts via the Toll like receptor 7, or TLR7, pathway in hepatitis C.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER FOR THE OUTSTANDING COMMON STOCK OF ANADYS HAS NOT BEEN COMMENCED. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANADYS COMMON STOCK. THE SOLICITATION AND OFFER TO BUY ANADYS COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE OFFER IS COMMENCED, ROCHE WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SECURITIES AND EXCHANGE COMMISSION AND THEREAFTER ANADYS WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED BY ROCHE AND ANADYS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE AND ANADYS WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE DOCUMENTS FILED WITH THE SEC BY ANADYS BY CONTACTING ANADYS AT IR@ANADYSPHARMA.COM.

Safe Harbor Statement

Statements in this press release that relate to future results and events are forward-looking statements based on Anadys’ current expectations regarding the tender offer and transactions contemplated by the merger agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Anadys may not satisfy one or more closing conditions; that the merger agreement may be terminated; and the impact of the current economic environment; risks related to Anadys’ ongoing development activities and clinical trial; and other risks that are described in Anadys’ most recent Form 10-Q for the quarter ended June 30, 2011. Anadys undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.

Investor Contact:	Media Contact:
Amy Conrad	Ian Stone or David Schull

Anadys Pharmaceuticals, Inc.	Russo Partners, LLC
(858) 530-3607	(619) 308-6541
aconrad@anadyspharma.com	ian.stone@russopartnersllc.com
david.schull@russopartnersllc.com

Dear Colleagues,

Tonight we announced that Roche and Anadys have signed a merger agreement to have Roche acquire Anadys for $3.70 per share. Our Board of Directors determined the transaction to be in the best interests of the company’s shareholders.

I want to add my personal assessment that this transaction also significantly increases the likelihood that our product candidates make it through development and become available broadly to treat patients. I know how hard each of you has worked toward our success and wish to convey my deep gratitude for all your efforts.

Please join me for an all-hands meeting at 9:30 Monday morning when I can provide more details and answer your questions. I will be joined by representatives from Roche who will also be available to answer questions and speak directly to you about transitionary matters.

Steve

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER FOR THE OUTSTANDING COMMON STOCK OF ANADYS HAS NOT BEEN COMMENCED. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANADYS COMMON STOCK. THE SOLICITATION AND OFFER TO BUY ANADYS COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE OFFER IS COMMENCED, ROCHE WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SECURITIES AND EXCHANGE COMMISSION AND THEREAFTER ANADYS WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED BY ROCHE AND ANADYS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE AND ANADYS WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITYHOLDERS MAY ALSO OBTAIN FREE COPIES OF THE DOCUMENTS FILED WITH THE SEC BY ANADYS BY CONTACTING ANADYS AT IR@ANADYSPHARMA.COM.

Safe Harbor Statement

Statements in this announcement that relate to future results and events are forward-looking statements based on Anadys’ current expectations regarding the tender offer and transactions contemplated by the merger agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Anadys may not satisfy one or more closing conditions; that the merger agreement may be terminated; and the impact of the current economic environment; risks related to Anadys’ ongoing development activities and clinical trial; and other risks that are described in Anadys’ most recent Form 10-Q for the quarter ended June 30, 2011. Anadys undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.